Exhibit 99.2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Financial Statements

Three and nine months ended September 30, 2018 and 2017

(Unaudited)

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Balance Sheets (Note 1)

(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$16,751	$22,081
Restricted cash (note 5)	2,072	2,100
Accounts receivable, net of allowance for doubtful accounts of $101 (2017 - $125)	8,615	6,383
Inventories (note 6)	4,898	6,427
Prepaid expenses and other assets	1,136	961
	33,472	37,952

Property and equipment (note 7)	544	416
Intangible assets (note 8)	27,413	27,806
Goodwill	318	318
Deferred income tax assets	320	320
	$62,067	$66,812

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$8,076	$7,701
Current portion of deferred revenue	200	207
	8,276	7,908

Long-term debt, net of unamortized debt issuance costs (note 10)	40,722	40,000
Deferred revenue	2,644	2,502
Other long-term liabilities	284	212
	51,926	50,622

Stockholders’ equity:
Common stock	356,322	353,483
Authorized - unlimited number without par value
Issued and outstanding - 35,388,132 (2017 - 34,637,312) (note 11)
Additional paid-in capital	40,229	38,443
Deficit	(403,302)	(392,865)
Accumulated other comprehensive income	16,892	17,129
	10,141	16,190
	$62,067	$66,812

Contingencies (note 14)

Subsequent event (note 11)

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Revenue:
Product and royalty revenues	$6,984	$5,970	$19,657	$16,828
Licensing and other fees	23	51	71	146
	7,007	6,021	19,728	16,974
Cost of goods sold	2,135	1,488	6,398	4,845
Gross margin	4,872	4,533	13,330	12,129
Expenses:
Selling, general and administration	9,186	8,481	32,719	26,277
Amortization (notes 7 and 8)	989	890	3,161	2,567
	10,175	9,371	35,880	28,844
Operating loss	(5,303)	(4,838)	(22,550)	(16,715)

Other (expense) income:
Other expense on modification of long-term debt (note 10)	—	(29)	—	(1,451)
Gain on disposal of Canadian Operations (note 1 and 8)	—	—	18,489	—
Interest expense	(1,686)	(1,762)	(4,416)	(3,796)
Other expense	(129)	(175)	(281)	(282)
Foreign exchange gain (loss)	52	255	(1,239)	881
	(1,763)	(1,711)	12,553	(4,648)
Loss before income taxes	(7,066)	(6,549)	(9,997)	(21,363)
Income tax expense	(39)	(74)	(140)	(105)
Net loss	$(7,105)	$(6,623)	$(10,137)	$(21,468)
Other comprehensive loss:
Foreign currency translation adjustments	(3)	173	(237)	700
Comprehensive loss	$(7,108)	$(6,450)	$(10,374)	$(20,768)
Loss per common share (note 13)
Basic and diluted	$(0.20)	$(0.20)	$(0.29)	$(0.66)
Weighted average common shares outstanding (note 13)
Basic	34,958,008	33,835,677	34,828,761	32,730,558
Diluted	34,958,008	33,878,190	34,828,761	32,772,179

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars, except number of common shares)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2016	31,884,420	$344,928	$35,812	$(363,054)	$16,338	$34,024
Net loss	—	—	—	(29,811)	—	(29,811)
Issuance of common stock	2,453,051	8,487	—	—	—	8,487
Share issue costs	—	(1,072)	—	—	—	(1,072)
Common stock issued upon exercise of options	265,495	384	—	—	—	384
Reallocation of additional paid-in capital arising from stock- based compensation related to exercise of options	—	360	(360)	—	—	—
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	—	29	—	—	—	29
Issuance of common shares on vesting of restricted share units, net of tax	34,346	367	(432)			(65)
Issuance of warrants (note 10)	—	—	1,200	—	—	1,200
Stock-based compensation expense	—	—	2,223	—	—	2,223
Foreign currency translation adjustments	—	—	—	—	791	791
Balance at December 31, 2017	34,637,312	353,483	38,443	(392,865)	17,129	16,190
Adoption of accounting standards (note 2)	—	—	—	(300)	—	(300)
				(393,165)		15,890
Net loss	—	—	—	(10,137)	—	(10,137)
Issuance of common stock	516,661	2,284	—	—	—	2,284
Share issue costs	—	(96)	—	—	—	(96)
Common stock issued upon exercise of options (note 11)	219,749	258	—	—	—	258
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	226	(226)	—	—	—
Issuance of common shares on vesting of restricted share units, net of tax (note 11)	14,410	167	(190)	—	—	(23)
Issuance of warrants (note 10)	—	—	936	—	—	936
Stock-based compensation expense	—	—	1,266	—	—	1,266
Foreign currency translation adjustments	—	—	—	—	(237)	(237)
Balance at September 30, 2018	35,388,132	$356,322	$40,229	$(403,302)	$16,892	$10,141

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Operating activities:
Net loss	$(7,105)	$(6,623)	$(10,137)	$(21,468)
Items not affecting cash:
Amortization (note 7 and 8)	989	890	3,161	2,567
Accretion of long-term debt (note 10)	346	567	429	970
Interest paid in-kind on long-term debt (note 10)	425	366	1,249	366
Write-down of inventory (note 6)	46	163	213	233
Gain on disposal of Canadian Operations (note 1 and 8)	—	—	(18,489)	—
Stock-based compensation expense (note 12)	266	311	1,526	1,641
Unrealized foreign exchange gain (loss)	18	(445)	1,445	(1,417)
Changes in operating assets and liabilities:
Accounts receivable	(2,135)	(703)	(2,479)	473
Inventories	619	70	1,380	(1,412)
Prepaid expenses and other assets	(372)	(305)	(181)	(203)
Accounts payable and accrued liabilities	(520)	492	466	(767)
Deferred revenue	(125)	(51)	(53)	(146)
Other long-term liabilities	88	(8)	73	(23)
Net cash used in operating activities	(7,460)	(5,276)	(21,397)	(19,186)

Investing activities:
Proceeds on disposal of Canadian Operations (note 1)	192	—	18,857	—
Purchase of property and equipment (note 7)	(15)	—	(281)	(5)
Purchase of intangible assets (note 8)	(18)	(5,206)	(4,682)	(5,219)
Net cash provided by (used in) investing activities	159	(5,206)	13,894	(5,224)

Financing activities:
Issuance of common stock	2,284	237	2,284	7,127
Share issue costs	(96)	(10)	(96)	(352)
Issuance of common stock upon exercise of stock options (note 11)	—	—	258	384
Income tax withholdings on vesting of restricted share units	—	(9)	(23)	(58)
Proceeds from issuance of long-term debt	—	10,000	—	20,000
Financing fees on issuance of long-term debt	—	(368)	(21)	(518)
Payment of deferred consideration	—	(1,670)	—	(2,815)
Net cash provided by financing activities	2,188	8,180	2,402	23,768

Decrease in cash, cash equivalents, and restricted cash during the period	(5,113)	(2,302)	(5,101)	(642)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(10)	161	(257)	462
Cash, cash equivalents, and restricted cash, beginning of period	23,946	31,266	24,181	29,305
Cash, cash equivalents, and restricted cash, end of period (note 5)	$18,823	$29,125	$18,823	$29,125

Supplemental cash flow information:
Interest paid	$915	$843	$2,738	$2,479
Net income taxes (received) paid	(1)	25	59	(328)

See accompanying notes to the interim consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

1.    Basis of presentation:

Correvio Pharma Corp. (the “Company” or “Correvio”) was incorporated on March 7, 2018 under the laws of the Canada Business Corporations Act as part of a court approved Plan of Arrangement (the “Arrangement”) to reorganize Cardiome Pharma Corp. (“Cardiome”). The Company’s head office is located at 1441 Creekside Drive, Vancouver, BC, V4S 4J7.

Pursuant to the Arrangement effective May 15, 2018, substantially all of the assets and liabilities of Cardiome excluding its Canadian business portfolio were transferred to Correvio and the shareholders of Cardiome received common shares, on a one-for-one basis, of Correvio. Immediately following the reorganization of Cardiome, Cipher Pharmaceuticals Inc. (“Cipher”) acquired the Canadian business portfolio of Cardiome on May 15, 2018 by way of the acquisition of all of the issued and outstanding commons shares of Cardiome for an aggregate cash consideration of C$25,500. C$24,500 was received immediately upon closing while C$1,000 will be received in increments of C$250 in each of the four successive quarters subsequent to closing, the first of which was received in August 2018. The Canadian income tax losses and other Canadian tax pools of Cardiome remained with Cardiome and were sold to Cipher. Cardiome’s management team and employees became employees of the Company and assumed the same positions they occupied in Cardiome. As a result of the Arrangement, the Company holds all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian business portfolio acquired by Cipher effective May 15, 2018. In the second quarter of 2018, the Company recorded a gain of $18,489, from its disposition of all the outstanding and issued shares of Cardiome.

The consolidated financial statements for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018 and the operations of the Company thereafter. As a non-recurring related party transaction between companies under common control at the time of the Arrangement, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For accounting purposes, the Company is considered to have continued Cardiome’s pharmaceutical business that were transferred; accordingly, these consolidated financial statements include the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018 and those of the Company thereafter. The consolidated balance sheet presented herein as at December 31, 2017 is that of Cardiome and its subsidiaries. Reference in these consolidated financial statements to “the Company” refers to “Cardiome” prior to May 15, 2018.

Correvio (including its former parent Cardiome until May 15, 2018) is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Correvio strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Correvio currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are

2

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

1.    Basis of presentation (continued):

commercially available in markets outside of the United States. Correvio has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults. Correvio has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia. In addition, Correvio has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in certain European countries.

As of September 30, 2018, the Company had $16,751 in cash and cash equivalents, compared to $22,081 at December 31, 2017. The Company has a history of incurring operating losses and negative cash flows from operations. The Company plans to have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these interim consolidated financial statements but will not retain sufficient cash to meet its minimum liquidity requirements under its long-term debt agreement. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the interim consolidated financial statements issuance date. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.    Summary of significant accounting policies:

The accounting policies and methods of computation applied by the Company in these interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2017, except as described below.

On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  The Company has recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of deficit.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  The Company does not expect the adoption of the new revenue standard to have a material impact to its statement of operations and comprehensive loss and to its statement of cash flows on an ongoing basis. The majority of the Company’s revenue continues to be recognized when products are shipped from its warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard. The cumulative effect of the adoption of the new revenue standard on the Company’s consolidated January 1, 2018 balance sheet is summarized in the following table:

3

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

2.     Summary of significant accounting policies (continued):

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	($392,865)	($300)	($393,165)

The transition adjustment arose from the Company’s treatment of an upfront payment it received from one of its distributors for the rights to distribute one of the Company’s commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred.

The new guidance in ASC 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers under a five-step model: (1) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and identifies performance obligations that are distinct. The Company then recognizes as revenue the amount of the transaction price when the performance obligation is satisfied. The majority of the Company’s revenue is recognized when products are shipped from its warehousing and logistics facilities. The Company accounts for shipping and handling activities that are performed after a customer has obtained control of a good as fulfillment costs rather than as separate performance obligations.

The Company generates revenue primarily through the sale of its commercialized products and royalties. Product revenue is recognized at a point in time. Royalty revenue is recognized in the period in which the obligation is satisfied and the corresponding sales by our corporate partner occurs.

The Company also earns licensing revenue from collaboration and license agreements from the commercial sale of approved products. Licensing revenue is recognized over time. The Company recognized licensing revenue of $23 and $71 during the three and nine months ended September 30, 2018. This revenue was included in the contract liability balance at the beginning of the period, which consist of deferred revenue from distribution arrangements where the Company has received upfront payments.

4

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

2.       Summary of significant accounting policies (continued):

The following table presents the Company’s revenues disaggregated by revenue source:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Cardiology	$5,620	$5,706	$15,546	$16,547
Antibiotic	1,387	315	4,182	427
	$7,007	$6,021	$19,728	$16,974

The following table presents the Company’s revenues disaggregated by geography:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Europe	$3,340	$2,561	$11,349	$7,571
Rest of World	3,667	3,460	8,379	9,403
	$7,007	$6,021	$19,728	$16,974

During the nine months ended September 30, 2018, the Company adopted Accounting Standards Update No. (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that amounts generally described as restricted cash to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Aside from conforming to new cash flow presentation and restricted cash disclosure requirements, the adoption of ASU 2016-18 did not have a material impact on the Company’s interim consolidated financial statements.

During the nine months ended September 30, 2018, the Company adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard clarifies certain aspects of the statement of cash flows and aims to reduce diversity in practice regarding how certain transactions are classified in the statement of cash flows. This standard was effective January 1, 2018. The adoption of this guidance did not have a material impact on the Company's financial position and results of operations.

5

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

2.    Summary of significant accounting policies (continued):

During the nine months ended September 30, 2018, the Company adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. This new standard eliminates the deferral of the tax effects of intra-entity asset transfers other than inventory. As a result, the income tax consequences from the intra-entity transfer of an asset other than inventory and associated changes to deferred taxes will be recognized when the transfer occurs. The adoption of this guidance did not have a material impact on the Company's financial position and results of operations.

3.     Recent accounting pronouncements:

In June 2018, the FASB issued ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”. ASU 2018-07 is intended to more closely align the accounting for employee and non-employee share-based payments. Under the new guidance, the measurement of equity-classified non-employee awards will be fixed at the grant date. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is evaluating the guidance to determine whether there will be any impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is evaluating the revised guidance to determine whether there will be any impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the FASB issued ASU 2018-11, “Leases”, which offers a transition option where companies can elect to apply the new guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. The Company will adopt the new leasing standard on January 1, 2019 using the modified retrospective approach. The Company is in the process of completing an analysis of its existing lease arrangements and is evaluating the impact this new leasing standard will have on its consolidated financial statements. The Company does not believe there will be a material impact from the adoption of this new standard.

6

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

4.    Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and deferred consideration approximate carrying values because of their short-term nature. The Company’s long-term debt is recorded under the effective interest method (note 10). The fair value of long-term debt approximates its carrying value because there have been no significant changes in interest rates or the creditworthiness of the Company since the debt was last amended in March 2018. The long-term debt is classified as Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)  Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)  Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

7

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

4.    Financial instruments (continued):

(ii)   Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents and long-term debt.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

5.    Restricted cash:

At September 30, 2018, the Company had restricted cash relating to deposits pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,758 (December 31, 2017 - $1,863), deposits pledged as collateral for credit cards of $77 (December 31, 2017 - nil) and deposits pledged as collateral for operating lease arrangements of $237 (December 31, 2017 - $237).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the amounts shown in the interim consolidated statement of cash flows:

	September 30,	December 31,
	2018	2017

Cash and cash equivalents	$16,751	$22,081
Restricted cash	2,072	2,100

Cash, cash equivalents, and restricted cash	$18,823	24,181

6.    Inventories:

	September 30,	December 31,
	2018	2017

Finished goods	$2,548	$3,326
Work in process	342	891
Raw materials	2,008	2,210

	$4,898	$6,427

During the three and nine months ended September 30, 2018, the Company had a write-down of inventory of $46 and $213, respectively (three and nine months ended September 30, 2017 - $163 and $233, respectively).

8

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

7.       Property and equipment:

		Accumulated	Net book
September 30, 2018	Cost	amortization	value

Production equipment	$65	$36	$29
Software	55	55	—
Computer equipment	228	131	97
Leasehold improvements	524	194	330
Furniture and office equipment	230	142	88

	$1,102	$558	$544

		Accumulated	Net book
December 31, 2017	Cost	amortization	value

Production equipment	$70	$29	$41
Software	90	58	32
Computer equipment	152	122	30
Leasehold improvements	399	144	255
Furniture and office equipment	177	119	58

	$888	$472	$416

Amortization and depreciation expense for the three and nine months ended September 30, 2018 amounted to $34 and $91, respectively (three and nine months ended September 30, 2017 - $29 and $102, respectively).

9

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

8.       Intangible assets:

		Accumulated	Net book
September 30, 2018	Cost	amortization	value

Licenses	$22,497	$3,872	$18,625
Marketing rights	15,194	7,050	8,144
Trade name	1,086	876	210
Patents	4,176	3,742	434

	$42,953	$15,540	$27,413

		Accumulated	Net book
December 31, 2017	Cost	amortization	value

Licenses	$19,852	$2,551	$17,301
Marketing rights	15,830	6,531	9,299
Trade name	1,131	466	665
Patents	4,362	3,821	541

	$41,175	$13,369	$27,806

In May 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations and various Middle Eastern nations. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs during the year ended December 31, 2016. The license is being amortized over the life of the agreement of 10 years. In the second quarter of 2018, the Company made a milestone payment to Allergan of $4,537. Amortization expense related to this milestone payment for the three and nine months ended September 30, 2018 amounted to $135 and $407, respectively.  This milestone payment had been previously included as part of our commitments note, rather than being recorded as an asset and related liability at December 31, 2017. Additional non-refundable milestone payments may be due to Allergan upon the Company’s achievement of various milestones and will be recognized when the Company considers the milestone to be probable.

In September 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment

10

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

8.    Intangible assets (continued):

to Basilea of CHF 5,000 ($5,200). Additional non-refundable milestone payments will be due to Basilea upon the Company’s achievement of various milestones. Milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

As part of the Arrangement (note 1), the Company divested its Canadian business portfolio, which included $1,349 in licenses, to Cipher. A gain on disposal of this Canadian business portfolio of $18,489 was recognized in the second quarter of 2018.

Amortization and depreciation expense for the three and nine months ended September 30, 2018 amounted to $955 and $3,070, respectively (three and nine months ended September 30, 2017 - $861 and $2,465, respectively).

9.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2018	2017

Trade accounts payable	$3,370	$4,007
Employee-related accruals	2,720	2,310
Other accrued liabilities	1,986	1,384

	$8,076	$7,701

10.    Long term debt:

	September 30,	December 31,
	2018	2017

Long-term debt, net of unamortized debt issuance costs	$40,722	$40,000
Less: current portion	—	—

Long-term debt, net of unamortized debt issuance costs	$40,722	$40,000

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt from Midcap Financial LLC and for general corporate purposes. The second and third tranches were never drawn.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 is available to the

11

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

10.  Long term debt (continued):

Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of this amendment. A third tranche of $10,000 was drawn on August 8, 2017. The fourth tranche was never drawn. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity. The Company incurred expenses of $1,422 in the second quarter of 2017 in connection with the modification of long-term debt which is included in other expense.

Under the first amendment, interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $45,390 under the effective interest method which will be the amount payable at maturity.

In consideration for the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amendment. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. The Company is also required to meet a minimum liquidity covenant.

On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for this modification of long-term debt, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $936 using the Black-Scholes model

12

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

10.  Long term debt (continued):

and are being accounted for as a discount to the long-term debt. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

The Company was in compliance with the amended annual revenue and minimum liquidity covenants for the years ended December 31, 2017 and 2016.

During the three and nine months ended September 30, 2018, the Company accrued in-kind interest of $425 and $1,249, respectively (three and nine months ended September 30, 2017 - $366).

11.  Share capital:

Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2017	34,637,312
Issued through at-the market offering(i)	516,661
Issued for cash upon exercise of options	200,000
Issued upon exercise of options in cashless transaction	19,749
Issued upon vesting of restricted share units, net of tax	14,410

Balance, September 30, 2018	35,388,132

(i)  On July 5, 2018, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250,000 of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On July 10, 2018, the Company filed a prospectus supplement pertaining to sales under an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley FBR, Inc. (“BRFBR”). Under the terms of the Sales Agreement, the Company could sell through at-the-market offerings, with BRFBR as agent, such common shares as would have an aggregate offer price of up to $30,000, subject to an aggregate maximum of $13,000 that may be offered and sold under the prospectus supplement. BRFBR, at the Company’s discretion and instruction, is required to use its commercially reasonable efforts to sell the common shares at market prices. During the three and nine months ended September 30, 2018, the Company issued 516,661 common shares for gross

13

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

11.  Share capital (continued):

proceeds of $2,284. Subsequent to September 30, 2018, the Company issued 800,876 common shares for gross proceeds of $2,952. As of the filing date of these interim consolidated financial statements, $7,764 remains available for issuance under this prospectus supplement.

12.  Share-based compensation:

(a)   Stock options:

Details of the stock option transactions for the nine months ended September 30, 2018 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2017	2,892,057	5.52	3.07	69

Options granted	1,080,000	2.72
Options exercised	(267,000)	1.66
Options forfeited	(30,183)	7.27
Options expired	(10,000)	1.65

Outstanding as at September 30, 2018	3,664,874	4.99	3.20	3,998
Exercisable as at September 30, 2018	2,254,291	5.96	2.71	1,361

The outstanding options expire at various dates ranging from November 20, 2018 to June 19, 2023.

At September 30, 2018, stock options to executive officers and directors, employees and consultants were outstanding as follows:

14

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

12.    Share-based compensation (continued):

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$2.47 to $3.25	975,000	4.48	2.48	189,574	2.48
$3.26 to $4.03	967,500	3.43	4.00	601,513	4.00
$4.04 to $6.26	1,144,500	2.86	5.48	893,750	5.53
$6.27 to $12.58	577,874	1.31	9.88	569,454	9.85

	3,664,874	3.20	4.99	2,254,291	5.96

At September 30, 2018, there was $753 (December 31, 2017 - $805) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.2 years (December 31, 2017 - 1.3 years).

The aggregate intrinsic value of stock options exercised during the three and nine months ended September 30, 2018 was nil and $98, respectively (three and nine months ended September 30, 2017 - $77 and $588, respectively).

The aggregate fair value of vested options during the three and nine months ended September 30, 2018 was $302 and $1,111, respectively (three and nine months ended September 30, 2017 - $501 and $1,229, respectively).

For the three months ended September 30, 2018, $255 was recorded as stock-based compensation expense with $35 being recorded as a recovery against liability and $290 being recorded against additional paid-in capital (three months ended September 30, 2017 - $210 was recorded as stock-based compensation expense with $357 being recorded as a recovery against liability and $567 being recorded against additional paid-in capital).

For the nine months ended September 30, 2018, $1,263 was recorded as stock-based compensation expense with $100 being recorded against liability and $1,163 being recorded against additional paid-in capital (nine months ended September 30, 2017 - $1,330 was recorded as stock-based compensation expense with $77 being recorded as a recovery against liability and $1,407 being recorded against additional paid-in capital).

15

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

12.    Share-based compensation (continued):

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2018 was nil and $1.03, respectively (three and nine months ended September 30, 2017 - $1.97 and $1.53, respectively). There were no stock options granted during the three months ended September 30, 2018. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended September 30	2018	2017

Dividend yield	—	—
Expected volatility	—	61.7%
Risk-free interest rate	—	1.6%
Expected average life of the options	—	4.4 years
Estimated forfeiture rate	—	—

Nine months ended September 30	2018	2017

Dividend yield	—	—
Expected volatility	62.1%	63.7%
Risk-free interest rate	2.2%	1.2%
Expected average life of the options	4.0 years	3.8 years
Estimated forfeiture rate	—	—

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behavior. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

16

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

12.  Share-based compensation (continued):

 (b) Restricted share unit plan:

Details of restricted share unit (“RSU”) transactions for the nine months ended September 30, 2018 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2017	96,956	$4.83	1.68	$147

RSUs granted	59,872	2.29		136
RSUs vested	(95,622)	4.73		210
RSUs forfeited	(11,834)	2.75
Outstanding as at September 30, 2018	49,372	$2.45	2.64	$198

At September 30, 2018, there was $77 (December 31, 2017 - $224) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 2.5 years (December 31, 2017 - 1.7 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. On May 10, 2018, in connection with the closing of the Arrangement Agreement, 69,877 RSUs vested immediately and were settled in cash. Stock-based compensation expense in connection with the accelerated vesting of these RSUs of $175 was recorded in selling, general and administration expense.

For the three and nine months ended September 30, 2018, stock-based compensation expense related to RSUs of $11 and $263, respectively (three and nine months ended September 30, 2017 - $101 and $311, respectively) was recorded in selling, general and administration expense.

17

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

13.   Basic and diluted loss per share:

Basic and diluted loss per share for the three months ended September 30, 2018 and 2017 is calculated as set forth below:

Three months ended September 30	2018	2017

Net loss	$(7,105)	$(6,623)
Less: recovery of fair value of liability classified awards	(35)	(124)
Diluted loss available to common shareholders	(7,140)	(6,747)

Weighted average number of common shares for basic loss per share	34,958,008	33,835,677
Plus: incremental shares from assumed exercise	—	42,513
Weighted average number of common shares for diluted loss per share	34,958,008	33,878,190
Loss per share - basic and diluted	$(0.20)	$(0.20)

Basic and diluted loss per share for the nine months ended September 30, 2018 and 2017 is calculated as set forth below:

Nine months ended September 30	2018	2017

Net loss	$(10,137)	$(21,468)
Less: recovery of fair value of liability classified awards	(35)	(124)
Diluted loss available to common shareholders	(10,172)	(21,592)

Weighted average number of common shares for basic loss per share	34,828,761	32,730,558
Plus: incremental shares from assumed exercise	—	41,621
Weighted average number of common shares for for diluted loss per share	34,828,761	32,772,179
Loss per share - basic and diluted	$(0.29)	$(0.66)

18

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

14.     Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.
(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

19

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

15.     Segmented information:

Revenue is earned through the sale of the Company’s commercialized products and licensing and other fees. The Company recognizes segmentation based on geography as follows:

Three months ended September 30, 2018	Europe	Rest of World	Total

Revenue	$3,340	$3,667	$7,007
Cost of goods sold	1,163	972	2,135
Gross margin	2,177	2,695	4,872

Three months ended September 30, 2017	Europe	Rest of World	Total

Revenue	$2,561	$3,460	$6,021
Cost of goods sold	816	672	1,488
Gross margin	1,745	2,788	4,533

Nine months ended September 30, 2018	Europe	Rest of World	Total

Revenue	$11,349	$8,379	$19,728
Cost of goods sold	4,076	2,322	6,398
Gross margin	7,273	6,057	13,330

Nine months ended September 30, 2017	Europe	Rest of World	Total

Revenue	$7,571	$9,403	$16,974
Cost of goods sold	2,103	2,742	4,845
Gross margin	5,468	6,661	12,129

During the three months ended September 30, 2018 and 2017, there were three customers that individually accounted for more than 10% of total revenue. During the three months ended September 30, 2018, these three customers accounted for 20%, 17% and 16% of total revenue (three months ended September 30, 2017 - 30%, 10%, and 16%).

20

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017

15.     Segmented information (continued):

During the nine months ended September 30, 2018, there were three customers that individually accounted for more than 10% of total revenue. These three customers accounted for 17%, 14% and 12% of total revenue. During the nine months ended September 30, 2017, there were two customers that individually accounted for more than 10% of total revenue. These two customers accounted for 28% and 21% of total revenue.

Property and equipment by geographic area were as follows:

	September 30, 2018	December 31, 2017

Europe	$270	$87
Rest of world	274	329

	$544	$416

Intangible assets by geographic area were as follows:

	September 30, 2018	December 31, 2017

Europe	$27,413	$27,265
Rest of world	—	541

	$27,413	$27,806

21